 Exhibit 99.38

SCHEDULE 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC.

(“Nouveau Monde” or the “Corporation”)

331, rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

September 4, 2020

3.	News Release

A news release, in French and English versions, was issued on September 1st, 2020 through Globe Newswire, copies of which are attached hereto.

4.	Summary of Material Change

The Corporation announced the reorganizes its Board of Directors and the issuance of common shares to 31 of its employees in settlement of an unpaid portion of wages.

5.	Full Description of Material Change

The Corporation announced role changes at its Board of Directors to guide its corporate development strategy. Arne H. Frandsen, co-founder of Pallinghurst, will serve as Chairman of the Board of Directors, and Daniel Buron, Senior Vice President and Chief Financial Officer at Domtar, will serve as Lead Independent Director and Chairman of the Audit Committee.

Issuance of Common Shares

The Corporation announced the issuance of an aggregate of 1,037,587 common shares of its share capital (the “Common Shares”) at a price of $0.20 per Common Share, for an aggregate amount of $207,517.40, to 31 of its employees in settlement of an unpaid portion of wages that corresponds to a proactive capital management measure put in place temporarily in response to the COVID-19 pandemic.

Faced with the advent of COVID-19 and drastic measures to suspend non-essential economic activities, the Corporation reached an agreement in writing at the end of March, 2020 with each of the said employees to reduce their wages by 20%. This wage reduction spanned fourteen weeks, after which the Board of Directors of the Corporation decided, in order to thank the employees for their support, to issue the Common Shares in settlement of the wage reduction.

The issuance of the Common Shares was conditionally approved by the TSX Venture Exchange and will be subject to a hold period of 4 months plus one day.

The settlement of wage reduction in the form of Common Shares of the Corporation took place in particular in favour of Mr. Eric Desaulniers (for an amount of $8,750, or 43,750 Common Shares), President and Chief Executive Officer of the Corporation, Mr. Charles-Olivier Tarte (for an amount of $8,750, or 43,750 Common Shares), Chief Financial Officer of the Corporation, and Me Virginie Fortin (for an amount of $8,750, or 43,750 Common Shares), Corporate Secretary of the Corporation, which constitutes a “related party transaction” within the meaning of Regulation 61-101 respecting protection of minority security holders in special transactions (“Regulation 61-101”) and within the meaning of Policy 5.9 of the Stock Exchange – Protection of Minority Securities Holders in Special Transactions. However, the directors of the Corporation who voted have determined that exemptions from the formal valuation and minority approval requirements provided for in sections 5.5 (a) and 5.7 (1) (a) of Regulation 61-101 respectively may be invoked as neither the fair market value of the Common Shares issued to these insiders nor the fair market value of the consideration paid did not exceed 25 % of the market capitalization of the Corporation. No director of the Corporation has expressed a contrary opinion or disagreement in connection with the foregoing.

The Board of Directors has also granted a total of 6,325,000 stock options to officers and directors. These stock options were granted pursuant to the terms and conditions of the

Corporation’s stock option plan.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. Eric Desaulniers

President and Chief Executive Officer

Telephone: (819) 923-0333

9.	Date of Report

September 14, 2020

NOUVEAU MONDE GRAPHITE INC.

By:	(s) Eric Desaulniers
Eric Desaulniers
President and Chief Executive Officer

Nouveau Monde Reorganizes Its Board of Directors

SAINT-MICHEL-DES-SAINTS, Quebec, Sept. 01, 2020 - Following the renewal of its Directors’ mandate, Nouveau Monde Graphite (“Nouveau Monde” or the “Corporation”) (TSXV: NOU: OTCQX: NMGRF; Frankfurt: NM9) announces role changes at its Board of Directors to guide its corporate development strategy. Arne H. Frandsen, co-founder of Pallinghurst, will serve as Chairman of the Board of Directors, and Daniel Buron, Senior Vice President and Chief Financial Officer at Domtar, will serve as Lead Independent Director and Chairman of the Audit Committee.

Eric Desaulniers, President and Chief Executive Officer of Nouveau Monde, comments: “Our Board benefits from the rich expertise of its Directors in areas such as investment, mining development, business administration, intellectual property, environmental law and sustainable development. The leadership of Mr. Frandsen and Mr. Buron will enable us to enhance our governance and optimize our capital portfolio for the Corporation’s next key milestones.”

Issuance of Common Shares

In parallel, Nouveau Monde announces the issuance of an aggregate of 1,037,587 common shares of its share capital (the “Common Shares”) at a price of $0.20 per Common Share, for an aggregate amount of $207,517.40, to 31 of its employees in settlement of an unpaid portion of wages that corresponds to a proactive capital management measure put in place temporarily in response to the COVID-19 pandemic.

Faced with the advent of COVID-19 and drastic measures to suspend non-essential economic activities, Nouveau Monde reached an agreement in writing at the end of March, 2020 with each of the said employees to reduce their wages by 20%. This wage reduction spanned fourteen weeks, after which the Board of Directors of Nouveau Monde decided, in order to thank the employees for their support, to issue the Common Shares in settlement of the wage reduction.

“Our employees represent assets of prime importance for the realization of our projects,” explains Desaulniers. “It is important to recognize their collaboration through this period of extremely rare economic downturn and to offer attractive and respectful employment conditions in order to continue our growth.”

The issuance of the Common Shares was conditionally approved by the TSX Venture Exchange and will be subject to a hold period of 4 months plus one day.

The settlement of wage reduction in the form of Common Shares of Nouveau Monde takes place in particular in favour of Mr. Eric Desaulniers (for an amount of $8,750, or 43,750 Common Shares), President and Chief Executive Officer of Nouveau Monde, Mr. Charles-Olivier Tarte (for an amount of $8,750, or 43,750 Common Shares), Chief Financial Officer of Nouveau Monde, and Me Virginie Fortin (for an amount of $8,750, or 43,750 Common Shares), Corporate Secretary of Nouveau Monde, which constitutes a “related party transaction” within the meaning of Regulation 61-101 respecting protection of minority security holders in special transactions (“Regulation 61-101”) and within the meaning of Policy 5.9 of the Stock Exchange – Protection of Minority Securities Holders in Special Transactions. However, the directors of Nouveau Monde who voted have determined that exemptions from the formal valuation and minority approval requirements provided for in sections 5.5 (a) and 5.7 (1) (a) of Regulation 61-101 respectively may be invoked as neither the fair market value of the Common Shares issued to these insiders nor the fair market value of the consideration paid does not exceed 25% of the market capitalization of Nouveau Monde. No director of Nouveau Monde has expressed a contrary opinion or disagreement in connection with the foregoing.

A material change report relating to this transaction with a related party will be filed by Nouveau Monde no later than 21 days prior to the date on which the Common Shares are expected to be issued as the conditions of participation of unrelated persons, on the one hand, and related persons, on the other hand, in connection with the issuance of the Common Shares were not determined.

The Board of Directors has also granted a total of 6,325,000 stock options to officers and directors. These stock options are granted pursuant to the terms and conditions of the Corporation’s stock option plan.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, Nouveau Monde published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations

450-757-8905 #140	438-399-8665
¡paquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Subscribe to our news feed: http://nouveaumonde.ca/en/support-nma/

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to the issuance of Common Shares to its employees in settlement of the unpaid wages related to the COVID-19 pandemic and, generally, the “About Nouveau Monde Graphite” paragraph which essentially describes Nouveau Monde’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Nouveau Monde disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Nouveau Monde is available in the SEDAR database (www.sedar.com) and on Nouveau Monde’s website at: www.NouveauMonde.ca

Nouveau Monde réorganise son conseil d’administration

SAINT-MICHEL-DES-SAINTS, Québec, 01 sept. 2020 - Suite au renouvellement du mandat de ses administrateurs, Nouveau Monde Graphite (« Nouveau Monde » ou la « Société ») (TSXV : NOU; OTCQX: NMGRF; Francfort : NM9) annonce des changements de rôle au sein de son conseil d’administration afin de guider sa stratégie de développement corporatif. Arne H. Frandsen, co-fondateur de Pallinghurst, agira ainsi comme président du conseil d’administration, et Daniel Buron, premier vice-président et chef des finances chez Domtar, agira comme administrateur principal indépendant et comme président du comité d’audit.

Eric Desaulniers, président et chef de la direction de Nouveau Monde, commente : « Notre conseil d’administration profite de la riche expertise de ses administrateurs dans des domaines comme les investissements, le développement minier, l’administration des affaires, la propriété intellectuelle, le droit de l’environnement et le développement durable. Le leadership de MM. Frandsen et Buron nous permettra de rehausser notre gouvernance et d’optimiser notre portefeuille de capital en vue des prochains jalons-clés de la Société. »

Émissions d’actions

Du même coup, Nouveau Monde annonce l’émission d’un total de 1 037 587 actions ordinaires de son capital social (les « Actions ordinaires ») au prix de 0,20 $ l’Action ordinaire, pour un montant total de 207 517,40 $, auprès de 31 de ses employés en règlement d’une portion impayée des salaires qui correspond à une mesure proactive de gestion du capital mise en place de manière temporaire en réponse à la pandémie de COVID-19.

Face à l’avènement de la COVID-19 et des mesures drastiques de suspension d’activités économiques non-essentielles, Nouveau Monde s’est entendue par écrit à la fin mars 2020 avec chacun desdits employés afin de réduire leur salaire de 20%. Cette réduction salariale s’est échelonnée sur quatorze semaines, suite à quoi le conseil d’administration de Nouveau Monde a décidé, afin de remercier les employés de leur soutien, d’émettre les Actions ordinaires à titre de règlement de la réduction salariale.

« Nos employés représentent un capital de première importance pour la réalisation de nos projets en développement », explique Eric Desaulniers. Il en va de soit de reconnaître leur collaboration à travers cette période de compression économique rarissime et d’offrir des conditions d’emploi attrayantes et marquées de respect afin de poursuivre notre croissance. »

L’émission des Actions ordinaires a été approuvée conditionnellement par la Bourse de croissance TSX et sera sujette à une période de conservation de 4 mois et un jour.

Le règlement de la réduction salariale sous forme d’Actions ordinaires de Nouveau Monde a lieu notamment en faveur de M. Eric Desaulniers (pour un montant de 8 750 $, soit 43 750 Actions ordinaires), président et chef de la direction de Nouveau Monde, M. Charles-Olivier Tarte (pour un montant de 8 750 $, soit 43 750 Actions ordinaires), chef de la direction financière de Nouveau Monde, et Me Virginie Fortin (pour un montant de 8 750 $, soit 43 750 Actions ordinaires), secrétaire corporative de Nouveau Monde, ce qui constitue une « opération avec une personne apparentée » au sens du Règlement 61-101 sur les mesures de protection des porteurs minoritaires lors d’opérations particulières (le « Règlement 61-101 ») et au sens de la Politique 5.9 de la Bourse de croissance TSX - Mesures de protection des porteurs minoritaires lors d’opérations particulières. Cependant, les administrateurs de Nouveau Monde qui ont voté ont déterminé que les dispenses de l’obligation d’évaluation officielle et de l’approbation des porteurs minoritaires, prévues respectivement aux articles 5.5 a) et 5.7 1) a) du Règlement 61-101 peuvent être invoquées, car ni la juste valeur marchande des Actions ordinaires émises à ces initiés ni la juste valeur marchande de la contrepartie payée ne dépassent 25% de la capitalisation boursière de Nouveau Monde. Aucun administrateur de Nouveau Monde n’a exprimé d’opinion contraire ou de désaccord en lien avec ce qui précède.

Une déclaration de changement important relative à cette opération avec des personnes apparentées sera déposée par Nouveau Monde dans un délai moindre que 21 jours avant la date prévue pour l’émission des Actions ordinaires en raison du fait que les modalités de participation des personnes non apparentées d’une part et des personnes apparentées d’autre part dans le cadre de l’émission des Actions ordinaires n’étaient pas déterminées.

Le conseil d’administration a également octroyé un total de 6 325 000 options d’achat d’actions à certains membres de la direction et aux administrateurs. Ces options d’achat d’actions sont octroyées conformément aux termes et modalités du nouveau régime d’options d’achat d’actions de la Société.

À propos de Nouveau Monde Graphite

Nouveau Monde Graphite développe le projet minier de graphite Matawinie, situé à Saint-Michel-des-Saints, à 150 km au nord de Montréal, QC. À la fin 2018, Nouveau Monde a publié une étude de faisabilité qui révèle un fort potentiel économique avec une production prévue de 100 000 tonnes de concentré de graphite par année, d’une pureté moyenne de 97%, sur une période de 26 ans. Présentement, Nouveau Monde exploite une usine de démonstration où elle produit un concentré de graphite en paillettes pour acheminer à des clients potentiels nord-américains et internationaux en vue de la qualification de ses produits. Dans une perspective d’intégration verticale et de développement durable au sein du marché des véhicules électriques, Nouveau Monde prévoit la mise en place d’une usine de transformation secondaire du graphite à grande échelle, répondant aux besoins de l’industrie en pleine expansion des batteries lithium-ion. Dédié à des normes élevées en matière d’énergie renouvelable et de durabilité, le projet de graphite de Matawinie sera le premier du genre à être exploité comme une mine entièrement électrique avec une faible empreinte carbone.

Médias	Investisseurs
Julie Paquet	Christina Lalli
Directrice, Communications	Directrice, Relations avec les investisseurs
450-757-8905, poste 140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Abonnez-vous à nos envois courriel : http://nouveaumonde.ca/en/support-nmg/

Mise en garde relative aux énoncés prospectifs

Tous les énoncés, autres que les faits historiques, contenus dans le présent communiqué de presse, y compris, mais sans s’y limiter, toute information sur l’émission d’Actions ordinaires à ses employés en règlement des salaires impayés liés à la pandémie de la COVID-19 et, en général, le paragraphe « À propos de Nouveau Monde Graphite » ci-dessus, qui décrit essentiellement les perspectives et les objectifs de Nouveau Monde, constituent de « l’information prospective » ou des « énoncés prospectifs » selon le sens attribué par certaines lois sur les valeurs mobilières, et sont fondés sur des attentes, des estimations et des prévisions faites en date du présent communiqué de presse. Les énoncés prospectifs reposent nécessairement sur un certain nombre d’estimations et d’hypothèses qui, bien que considérées comme raisonnables par Nouveau Monde au moment où ces énoncés ont été formulés, sont assujetties à des incertitudes et à des imprévus importants sur les plans opérationnel, économique et concurrentiel. Ces estimations et ces hypothèses peuvent s’avérer inexactes.

Plusieurs de ces incertitudes et de ces imprévus peuvent affecter directement ou indirectement ou pourraient faire en sorte que les résultats ou le rendement réels diffèrent considérablement de ceux avancés ou sous-entendus dans les énoncés prospectifs. Rien ne garantit que les énoncés prospectifs se révéleront exacts, car les résultats réels et les événements futurs pourraient différer de manière importante de ceux anticipés dans ces énoncés. Les énoncés prospectifs sont présentés dans le but de fournir de l’information sur les attentes actuelles de la direction et ses plans pour l’avenir. Nouveau Monde n’assume aucune obligation de mettre à jour ou de réviser ces énoncés prospectifs, ni d’expliquer toute différence importante entre les événements réels subséquents et ces énoncés prospectifs, sauf tel que l’exigent les lois en valeurs mobilières applicables.

La Bourse de croissance TSX et son fournisseur de services de réglementation (au sens attribué à ce terme dans les politiques de la Bourse de croissance TSX) n’assument aucune responsabilité quant à la pertinence ou à l’exactitude du présent communiqué de presse.

De plus amples renseignements concernant Nouveau Monde sont disponibles dans la base de données SEDAR (www.sedar.com) et sur le site internet de Nouveau Monde au : www.NouveauMonde.ca